December 5, 2013 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Attn:	Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	ExamWorks Group, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 1, 2013 Form 10-Q for the Quarter Ended June 30, 2013 Filed August 1, 2013 File No. 001-34930

Ladies and Gentlemen:

This letter is being submitted in response to the comment letter dated November 6, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the Year Ended December 31, 2012 Filed March 1, 2013 and Form 10-Q for the Quarter Ended June 30, 2013 Filed August 1, 2013 (together, the “Periodic Reports”) of ExamWorks Group, Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Periodic Reports.

Item 6. Selected Financial Data, page 32

Reconciliation of Adjusted EBITDA, page 35

1. We note you eliminate “other non-recurring costs,” consisting of severance, facility termination and relocation costs, from your adjusted EBITDA calculation in the years 2009 through 2012. Please tell us why it is appropriate to consider these costs as non- recurring in nature under the Regulation S-K Item 10(e)(1)(ii)(B) guidance. Alternatively, please revise your disclosure in future filings to no longer characterize these items as non-recurring.

Company Response to SEC Comment No. 1:

The costs included within this line item relate primarily to severance, facility termination and relocation costs resulting from integration efforts related to our acquisition program. Those costs incurred in the ordinary course of business have not been eliminated. While we believe that these costs are non-recurring in nature as they would not recur once we cease our acquisition program, we have further clarified this line item by changing the caption to read “Other expenses” removing the reference to “Other non-recurring costs” and we have added language noting that “these costs relate primarily to integration efforts, such as facility termination and severance costs, resulting from our acquisition program.” These changes were included in our third quarter Form 10-Q, which was filed on November 12, 2013.

Item 7. Management ’s Discussion and Analysis of Financial Condition and Results of Operations, page 36 Results of Operations, page 39

2. You refer to multiple factors that contributed to material changes in your revenues and selling, general and administrative expenses over the reported periods. Please provide us with, and confirm in future filings you will revise, your discussion of the results of operations for each period presented to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04. Please note that your response dated December 30, 2011 stated that you would include such discussions in future filings.

Company Response to SEC Comment No. 2:

Included in Attachment A is a discussion of the results quantifying the amounts of the material changes in our revenues and selling, general and administrative expenses for the years ended December 31, 2012 and 2011, and the three month and six month period ended June 30, 2013. Additionally, we confirm that future filings will quantify material changes in our discussion of the results of operations.

Critical Accounting Policies and Estimates, page 49

Goodwill and Other Intangible Assets, page 50

3. We note your policy that goodwill impairment is assessed at the reporting unit level. As there is significant judgment involved in making this determination, please (i) provide us with your methodology for determining reporting units under the provisions of FASB ASC 350-20-35-33 through 35-38 and FASB ASC 280; and (ii) clarify whether you test goodwill for potential impairment at the service center level or some other level of aggregation.

Company Response to SEC Comment No. 3:

Paragraph 350-20-35-1 indicates that “Goodwill shall not be amortized. Instead, goodwill shall be tested for impairment at a level of reporting referred to as a reporting unit.” Paragraph 350-20-35-33 indicates that “The provisions of Topic 280 shall be used to determine the reporting units of an entity.” As discussed below, we have utilized the provisions of ASC 280 in conjunction with those per ASC 350 to determine our single consolidated reporting unit.

Paragraph 350-20-35-34 states: “A component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.” As discussed below in response to Comment No. 6, we have a single operating segment. For purposes of our reporting unit analysis under ASC 350, our single operating segment is comprised of four geographic components. These components are the United States, Canada, the United Kingdom and Australia, and are comprised of 57 office (or service center) locations which report to country-specific (or component) managers. These service centers represent sub-components for purposes of this analysis.

Segment management is defined as someone who is “directly accountable and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.” Our President, who reports directly to our chief operating decision maker, oversees and facilitates discussions with and between our component managers and chief operating decision maker. Our component managers are accountable for the overall operations and oversee the allocation of resources within their respective purview.

Paragraph 350-20-35-35 states: However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.

These characteristics include similarity in:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type of class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

We note the guidance in ASC 280-10-50-11 referenced from ASC 350-20-35-35 represents the aggregation criteria associated with identifying a company’s reportable operating segments. We have aggregated our components into a single reporting unit based on the following analysis:

a.

The nature of the products and services – All of our components provide IME services to our customers, which may include independent medical examinations, peer reviews, bill reviews and other similar services. The industry in which the components operate is consistent, and the components experience similar financial results with respect to the financial metrics which we believe are meaningful to the users of our financial statements. Given the history of our acquisitions, and continued focus on growth, our President reviews operating results compared to budget for our sub-components and components on a month-to-date, quarter-to-date and year-to-date basis. His review is focused on revenues and EBITDA margins compared with prior periods and budgets. EBITDA margins between components remain relatively consistent and have historically ranged from the mid-teens to 20%. Any identified issues or questions during this review are asked of our component managers.

b.

The nature of the production processes – Each of our sub-components provides services in similar ways. For IME services, each sub-component is contracted directly by a customer. The location will select a medical professional with the appropriate specialty (usually an independent contractor) to either examine the claimant, review medical records or bills associated with a case. The medical professional provides a report on findings to ExamWorks, and we complete our own quality assurance on the report prior to providing it to our customer.

c.

The type of class of customer for their products and services – The Company’s customer base includes large insurance companies, law firms, third-party claims administrators, government agencies and state funds. While the mix of customers may change from location to location, the types of customer are consistent across all components.

d.

The methods used to distribute their products or provide their services – We use medical professionals to provide services. Their reports, once they have passed ExamWorks’ quality assurance process, are distributed to customers either through a secure portal, fax, e-mail or postal delivery. The delivery method is generally based on the customer preference.

e.

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities – While our customers (insurance companies, governmental agencies, etc.) and our medical professionals may operate in regulated industries, we do not believe that our components operate in a regulated environment, and these environments are consistent irrespective of location.

Additionally, it is noted that as we have continued to acquire businesses throughout the world, our new and existing locations benefit from our scalable infrastructure, industry knowledge and best practices, and certain customer relationships. The Company’s secure IT infrastructure model is implemented at those businesses we acquire, and certain supporting functions such as access to significant financing instruments, insurance policies, compensation plans, and legal oversight are performed at a global level. These synergies serve to enhance the operations of our business, and lend themselves to the recoverability of goodwill on a consolidated basis.

Based upon the above analysis under ASC 350 and the referenced aggregation criteria from FASB ASC 280, we believe our components meet the criteria for aggregation into a single reporting unit. As such, we test goodwill for impairment at a single consolidated reporting-unit level.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Stockholders’ Equity, page F -6

4. You issued 47,603 shares of common stock in 2012 for services obtained and you did not appear to record a value for these shares issued. We note similar issuances in 2011 and 2010. Please tell us the nature of the services obtained and terms of the transactions underlying this item. Additionally, please tell us why it is appropriate to record no value to the common stock shares issued.

Company Response to SEC Comment No. 4:

For the year ended December 31, 2012, we issued 47,603 shares of common stock for services. Approximately 39,000 of these shares were issued to Board members in August 2012, with restrictions for their services to be provided over the following 12 months. Approximately 9,000 of these shares were issued to consultants as restrictions associated with the underlying restricted stock units issued for future services were released according to the requisite service period. We recorded $298,000 of share based compensation expenses related to these share issuances in the 2012 year based on the vesting schedules associated with the underlying grants. The expense referred to above only pertains to the 2012 portion of the vesting life associated with the issuances.

For the year ended December 31, 2011, we issued 44,908 shares of common stock for services. Approximately 31,000 of these shares were issued to Board members in August 2011, with restrictions for their services to be provided over the following 12 months. Approximately 14,000 of these shares were issued to consultants as restrictions associated with the underlying restricted stock units issued for future services were released according to the requisite service period. We recorded $354,000 of share based compensation expenses related to these share issuances in the 2011 year based on the vesting schedules associated with the underlying grants. The expense referred to above only pertains to the 2011 portion of the vesting life associated with the issuances.

For the year ended December 31, 2010, we issued 50,473 shares of common stock for services. All of these shares were issued to Board members in July 2010, with restrictions for their services to be provided over the following 12 months. We recorded $88,000 of share based compensation expenses related to these share issuances in the 2010 year based on the vesting schedules associated with the underlying grants. The expense referred to above only pertains to the 2010 portion of the vesting life associated with the issuances.

The details of the grants, issuances, fair values, vesting lives and associated expenses by period are disclosed in our Notes to Consolidated Financial Statements within the 2012 Form 10-K. Footnotes 2(s) and 7 discuss these transactions in detail.

With respect to the presentation on the face of the Consolidated Statements of Stockholders' Equity, all of the above mentioned expense balances are disclosed within the related year's "Share-based compensation" of $1.8 million, $7.8 million and $12.6 million for the years ending 2010, 2011 and 2012, respectively as a component of Additional paid-in capital. Separate presentation was deemed immaterial given the level of detailed disclosure within the Notes to Consolidated Financial Statements referred to above.

Notes to Consolidated Financial Statements, page F-8

(2) Summary of Significant Accounting

Policies, page F-8 (t) Fair Value Measurements, page F-15

5. You indicate that the contingent consideration related to earnout provisions were $846 and $1,621 as of December 31, 2012 and 2011, respectively. Please reconcile these amounts to the balances recorded as contingent earnout obligation as of December 31, 2012 and 2011 in your consolidated balance sheets.

Company Response to SEC Comment No. 5:

Included in Attachment B is a summary of the fair values of our contingent consideration, and a reconciliation of the associated values to their location within the Consolidated Balance Sheets.

(13) Segment and Geographical Information, page F-39

6. You present a single reportable segment. You discuss your results of operations in each geographical area in your earnings calls. Please provide us with an analysis supporting your conclusion that you have only one reportable segment, including whether operating segments have been aggregated. In your response, please tell us (i) the factors used to identify your reportable segment under the FASB ASC 280-10-50-21 requirements; (ii) the operating segments you have identified in accordance with FASB ASC 280-10-50-1 through 50-9; and (iii) the basis for aggregating the identified operating segments into a single reportable segment given the aggregation criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12.

Company Response to SEC Comment No. 6:

The following analysis discusses our single operating, and thus reportable segment based on our application of the guidance in FASB ASC 280.

(i) FASB ASC 280-10-50-21 requires reporting the following information:

a. Factors used to identify the public entity’s reportable segments, including the basis of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated).

b. Types of products and services from which each reportable segment derives its revenues.

An analysis of ExamWorks’ identification of operating segments, and ultimately our conclusion that we have a single reportable segment is as follows:

a. Factors used to identify the public entity’s reportable segments, including the basis of organization. Our entity was formed to acquire, and is organized around the operations of its 57 service centers from 40 acquired businesses which are further discussed below in response to the guidance per ASC 280-10-50-1 These 57 service centers are located throughout the United States, Canada, the United Kingdom and Australia, and these four geographies are referred to as “components” in our ASC 350 discussions above. Management of these service centers report to a country-specific manager. Each of the country-specific managers reports directly to our President. This structure allows the President to obtain service-center and component information about our business. The President alone reports to our chief operating decision maker.

b. Types of products and services from which each reportable segment derives its revenues. As discussed below in response to ASC 280-10-50-1, our business derives revenues and incurs expenses through providing homogenous services including independent medical examinations, peer reviews, bill reviews and other related services, (collectively “IME services”), to similar groupings of customers such as insurance companies, third party administration firms, law firms, and certain governmental entities. These circumstances do not change based on the location where the services are provided.

(ii) Paragraph 280-10-50-1 of the ASC defines an operating segment as possessing the following characteristics:

a.	Engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise).
b.

Operating results are regularly reviewed by the enterprise’s chief operating decision maker and are utilized to make decisions about resources to be allocated to the segment and assess its performance, and

c.	For which discrete financial data is available.

An analysis of ExamWorks’ operating structure in regards to these three characteristics is as follows:

a.

Engages in business activities which it may earn revenues and incur expenses. ExamWorks has acquired 40 businesses across the United States, Canada, the United Kingdom and Australia since July 2008. We derive revenues and incur expenses through providing homogenous services including independent medical examinations, peer reviews, bill reviews and other related services, (collectively “IME services”), to similar groupings of customers such as insurance companies, third party administration firms, law firms, and certain governmental entities. These circumstances do not change based on the location where the services are provided.

b.

Operating results are regularly reviewed by the enterprise’s chief operating decision maker and are utilized to make decisions about resources to be allocated to the segment and assess its performance. ASC 280, subtopic 10, paragraph 50-5 states that the term chief operating decision maker identifies a function, not necessarily a manager with a specific title. The function is to allocate resources and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group of decision makers. Jim Price, Chief Executive Officer, reviews and approves all significant financial decisions, including among other things, consolidated annual budgets, compensation plans, acquisitions, and directs how the Company’s resources are allocated on a consolidated basis. Mr. Price functions as the Company’s chief operating decision maker. As discussed below, in order to be able to perform this function, Mr. Price receives and reviews a standardized package of consolidated financial information on a monthly basis, and this package contains no disaggregated information.

c.

For which discrete financial data is available. As mentioned above, discrete financial data is available and is provided to Mr. Price on a consolidated basis each month. This consolidated financial package contains a detailed balance sheet, income statement and statement of cash flows. From a review standpoint, Mr. Price focuses on the financial metrics which we believe are meaningful to the users of our financial statements. The primary metrics involved in this review are revenues and EBITDA margins when compared with his expectations and budgets, our cash flows from operations and our overall debt position and availability under our debt instruments. These metrics are highlighted in our earnings calls, and play an important role in our acquisition program.

Paragraph 280-10-50-2 states “An operating segment shall include components of a public entity that sell primarily or exclusively to other operating segments of the public entity if the public entity is managed that way. Information about the components engaged in each stage of production is particularly important for understanding vertically integrated public entities in certain businesses, for example, oil and gas entities. This information is also important because different activities within the entity may have significantly different prospects for future cash flows.”

In regards to the guidance per 280-10-50-2, we note this is not applicable to our segment, as our segment’s customers are always third parties.

Paragraph 280-10-50-3 states “An operating segment may engage in business activities for which it has yet to earn revenues, for example, start-up operations may be operating segments before earning revenues.”

In regards to the guidance per 280-10-50-3, we note this is not applicable to our operating segment.

Paragraph 280-10-50-4 states “Not every part of a public entity is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the public entity and would not be operating segments. For purposes of this Subtopic, a public entity's pension and other postretirement benefit plans are not considered operating segments.”

In regards to the guidance per 280-10-50-4, we note the Company has not segregated its corporate headquarters or other functional departments into a separate operating segment.

Paragraph 280-10-50-5 describes the chief operating decision maker function. Our discussion above indicates that Jim Price, Chief Executive Officer, is the Company’s chief operating decision maker.

Paragraph 280-10-50-6 discusses situations where more than one set of information is presented to the chief operating decision maker. Our chief operating decision maker is presented with a package of consolidated financial information on a monthly basis which is discussed in response to 280-10-50-1 (c) above. It is again noted Mr. Price does not receive disaggregated financial data as a part of the monthly reporting package.

Paragraph 280-10-50-7 states “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title.”

In regards to the guidance per 280-10-50-7, we note the Company’s President oversees the Company’s consolidated activities and maintains regular contact with our chief operating decision maker identified in response to 280-10-50-1 (b) above in order to respond to any questions associated with his review of consolidated financial information.

Paragraphs 280-10-50-8 and 280-10-50-9 have been incorporated into the discussion above associated with 280-10-50-1(b). We note our chief operation decision maker does not directly manage the day to day activities of our business, but rather utilizes consolidated financial data to manage the consolidated entity and its resources as a whole.

(iii) We believe that we have one reportable segment based on our analysis above identifying our single operating segment.

Lastly, we have included certain geographic information in our financial statements and may discuss geographic revenues on our earnings calls to respond to questions we have historically received. These questions began as we expanded geographically through our acquisition program. This information is gathered as part of our financial reporting processes to comply with the requirements of paragraph 280-10-50-41 of the ASC and we further confirm our chief operating decision maker does not utilize disaggregated information such as this to make decisions about resource allocation and performance assessment. This also pertains to acquisitions. While we have acquired entities in multiple geographies, we maintain a consistent focused process for acquisitions irrespective of their location. We therefore believe that this is not relevant to our determination of our reportable segment.

7. On pages nine and ten, you disclose several different services that you provide. In future filings, please separately disclose revenues from external customers by service category in the segment footnote. Refer to ASC 280-10-50-40. Please provide us with a draft of your proposed disclosures.

Company Response to SEC Comment No. 7:

ASC 280-10-50-40 states “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity's general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

Our third quarter Form 10Q filing, which was filed on November 12, 2013, included the following language related to service revenues: “The Company’s product groups qualify for aggregation under ASC 280 due to their similarities in customer base, economic characteristics, and the nature of products and services provided.   Additionally, for the three and nine months ended September 30, 2012 and 2013, each of the Company’s peer review, bill review, and related services, comprised less than 10% of the Company’s consolidated revenues.”

Although we group our services together due to their similarities, future filings will include a similar disclosure of material revenues from external customers by service category at our reportable segment level.

(14) Condensed Consolidating Financial Information of Guarantor Subsidiaries, page F-40

8. Please tell us the types of intercompany transactions that you have between guarantor subsidiaries, non-guarantor subsidiaries and/or the parent and tell us the line item(s) where they are reflected in each column along with the related amounts. In doing so, please also explain to us why the only intercompany transactions requiring consolidation and elimination entries in your consolidating financial information are limited to small tax adjustments. Please tell us where intercompany receivables and intercompany payables are presented in each column along with the related amounts.

Company Response to SEC Comment No. 8:

Intercompany investment and other transactions between the guarantor and non-guarantor subsidiaries with the parent relate to charges of interest and management fees and investments in subsidiaries. Intercompany transactions and investments are presented in the condensed consolidated balance sheets within the “Stockholders’ equity (deficit)” presentation and are self eliminating within this current presentation. As the current presentation stands, general intercompany receivables, payables and investments in subsidiaries are not separately presented in order for the condensed presentation to more closely correlate to the presentation of our consolidated financial statements.

As of December 31, 2011, we had investments in subsidiaries of $167.3 million, $250.2 million and $(417.5) million within the guarantor, parent and elimination columns, respectively. These investments are offset by the equity recorded in our guarantor, non-guarantor, parent and elimination columns.

Additionally, as of December 31, 2011, we had intercompany notes receivable of $120.7 million, $375.7 million and $(496.4) million within the guarantor, parent and elimination columns, respectively. As of December 31, 2011, we had intercompany notes payable of $375.7 million, $120.7 million and $(496.4) million within the guarantor, non-guarantor and elimination columns, respectively.

As of December 31, 2011, we also had intercompany receivables of $4.3 million, $10.2 million and $(14.5) million within the guarantor, parent and elimination columns, respectively. As of December 31, 2011, we had intercompany payables of $10.2 million, $4.3 million and $(14.5) million within the guarantor, non-guarantor and elimination columns, respectively.

As of December 31, 2012, we had investments in subsidiaries of $279.7 million, $235.5 million and $(515.2) million within the guarantor, parent and elimination columns, respectively. These investments are offset by the equity recorded in our guarantor, non-guarantor, parent and elimination columns.

Additionally, as of December 31, 2012, we had intercompany notes receivable of $175.2 million, $525.1 million and $(700.3) million within the guarantor, parent and elimination columns, respectively. As of December 31, 2012, we had intercompany notes payable of $525.1 million, $175.2 million and $(700.3) million within the guarantor, non-guarantor and elimination columns, respectively.

As of December 31, 2012, we had intercompany receivables of $12.8 million, $10.9 million and $(23.7) million within the guarantor, parent and elimination columns, respectively. As of December 31, 2012, we had intercompany payables of $10.9 million, $12.8 million and $(23.7) million within the guarantor, non-guarantor and elimination columns, respectively.

As of June 30, 2013, we had investments in subsidiaries of $238.4 million, $274.6 million and $(513.0) million within the guarantor, parent and elimination columns, respectively. These investments are offset by the equity recorded in our guarantor, non-guarantor, parent and elimination columns.

Additionally, as of June 30, 2013, we had intercompany notes receivable of $175.7 million, $503.7 million and $(679.4) million within the guarantor, parent and elimination columns, respectively. As of June 30, 2013, we had intercompany notes payable of $503.7 million, $175.7 million and $(679.4) million within the guarantor, non-guarantor and elimination columns, respectively.

As of June 30, 2013, we had intercompany receivables of $17.1 million, $10.4 million and $(27.5) million within the guarantor, parent and elimination columns, respectively. As of June 30, 2013, we had intercompany payables of $10.4 million, $17.1 million and $(27.5) million within the guarantor, non-guarantor and elimination columns, respectively.

9. Please tell us why you have no income or assets reflected in the parent column related to investments in subsidiaries. Please show us where any investments by guarantor subsidiaries in non-guarantor subsidiaries and vice versa are reflected in the applicable column’s assets and income.

Company Response to SEC Comment No. 9:

As discussed above, Investments in subsidiaries are included in the “Stockholders’ equity (deficit)” line in the “ExamWorks Group, Inc. (Parent Corporation)” column of our Condensed Consolidating Balance Sheets. We do not reflect the equity in the income of subsidiaries in the parent company column of our Condensed Consolidating Statement of Operations and Comprehensive Income (Loss). This presentation was discussed with the Staff after receipt of the comment letter dated April 18, 2012, and addressed in our response of April 24, 2012.

For additional explanatory purposes, as discussed with the Staff relating to the aforementioned comment letter, ExamWorks Group, Inc. is a holding company. It holds the equity, debt, investments in subsidiaries and represents the “parent” company. It has no operations, and no assets or liabilities other than what is referenced above. There are also no cash accounts associated with this entity.

10. Please explain why the parent column has significant debt but no interest expense, while the guarantor subsidiaries column has significant interest expense but little debt. Please tell us what types of items are included in the intercompany investments and other line item in the financing activities section of the consolidating statement of cash flows and tell us how the transferred cash has been reflected in the consolidating balance sheet for the parent and the guarantor subsidiaries, including the offsetting journal entry. Please explain how you determined that all of the amounts shown in the parent column for the intercompany investments and other line item appropriately represented financing activities, as opposed to another category of cash flows. Refer to Rule 3-10 of Regulation S-X, including paragraph (i).

Company Response to SEC Comment No. 10:

Interest expense has been allocated from the parent to the guarantor and non-guarantor subsidiaries in our Condensed Consolidating Statements of Operations and Comprehensive Income (Loss).

Amounts included in the “ExamWorks Group, Inc. (Parent Corporation)” column of our Condensed Consolidating Statements of Cash Flows include external borrowings and repayments, intercompany financing of our guarantor subsidiaries, the proceeds from the exercise of share-based instruments, the excess tax benefits on these share-based instruments, purchases of stock for treasury and the payment of financing costs associated with borrowings.

Given that the parent has no cash accounts as discussed in 9 above, the impact of changes in intercompany investments and other represents the offset between the guarantor and parent corporation for the parent’s financing activities which have been recorded through intercompany entries to the guarantor subsidiaries. Amounts have been allocated to the parent corporation for purposes of this disclosure and were not separately presented in order for the condensed presentation to more closely correlate to the presentation of our consolidated financial statements.

Form 10-Q for the Quarter Ended June 30, 2013

General

11. Please similarly address the comments above in your interim filings, as applicable.

Company Response to SEC Comment No. 11:

As applicable, our responses to the preceding comments, including attachments, incorporate the appropriate information associated with our Form 10-Q for the Quarter Ended June 30, 2013.

The Company hereby acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is satisfactory to the Staff. If you have any questions or wish to discuss this matter further, please do not hesitate to call me at 404.952.2400.

Very truly yours, ExamWorks Group, Inc. By: /s/J. Miguel Fernandez de Castro
J. Miguel Fernandez de Castro Chief Financial Officer

Attachment A

Revision to: Comparison of the Years Ended December 31, 2012 and 2011

Revenues. Revenues were $521.2 million for the year ended December 31, 2012 compared to $397.9 million for the year ended December 31, 2011, an increase of $123.3 million, or 31%. The increase in revenues over the 2011 period was due to the following:

●	$109.9 million, or 28%, was attributable to acquisitions completed in 2012 and 2011.

●	$13.4 million, or 3%, was due to growth in our existing businesses, primarily attributable to increased IME service volumes in our U.S. and U.K. businesses.

Selling, general and administrative. SGA expenses were $113.5 million for the year ended December 31, 2012 compared to $84.1 million for the year ended December 31, 2011, an increase of $29.4 million, or 35%. The increase in SGA expenses over the 2011 period was due to the following:

●	$21.1 million, or 25%, was attributable to acquisitions completed in 2012 and 2011.

●

$8.3 million, or 10%, was primarily attributable to increased personnel expenses, including share-based compensation, with the remainder consisting generally of increased referral commissions and professional fees, offset by a decrease in acquisition related transaction costs and legal expenses.

Revision to: Comparison of the Years Ended December 31, 2011 and 2010

Revenues. Revenues were $397.9 million for the year ended December 31, 2011 compared to $163.5 million for the year ended December 31, 2010, an increase of $234.4 million, or 143%. The increase in revenues over the 2010 period was due to the following:

●	$249.0 million, or 152%, was attributable to acquisitions completed in 2011 and 2010.

●

A reduction of $14.6 million, or 9%, was attributable to our existing businesses and due primarily to volume declines associated with performing examinations in the state of Washington and legislative impacts in the province of Ontario.

Selling, general and administrative. SGA expenses were $84.1 million for the year ended December 31, 2011 compared to $37.7 million for the year ended December 31, 2010, an increase of $46.4 million, or 123%. The increase in SGA expenses over the 2010 period was due to the following:

●	$45.4 million, or 120%, was attributable to acquisitions completed in 2011 and 2010.

●	$1.0 million, or 3%, was primarily attributable to increased personnel expenses, including share-based compensation, offset by decreased acquisition related transaction costs and bad debt expenses.

Revision to: Comparison of the Three Months Ended June 30, 2013 and 2012

Revenues. Revenues were $156.1 million for the three months ended June 30, 2013 compared to $127.8 million for the three months ended June 30, 2012, an increase of $28.3 million, or 22%. The increase in revenues over the 2012 period was due to the following:

●	$20.4 million, or 16%, was attributable to acquisitions completed in 2012.

●	$7.9 million, or 6%, was due to growth in our existing businesses primarily attributable to a favorable change in sales mix and increased IME service volumes.

Selling, general and administrative. SGA expenses were $34.1 million for the three months ended June 30, 2013 compared to $27.7 million for the three months ended June 30, 2012, an increase of $6.4 million, or 23%. The increase in SGA expenses over the 2012 period was due to the following:

●	$3.1 million, or 11%, was attributable to acquisitions completed in 2012.

●

$3.3 million, or 12%, was primarily attributable to increased personnel expenses, including share-based compensation, and the remainder resulting primarily from increases in bad debt expenses, acquisition related transaction costs, professional expenses, computer related expenses and rent expenses.

Revision to: Comparison of the Six Months Ended June 30, 2013 and 2012

Revenues. Revenues were $304.9 million for the six months ended June 30, 2013 compared to $251.5 million for the six months ended June 30, 2012, an increase of $53.4 million, or 21%. The increase in revenues over the 2012 period was due to the following:

●	$40.4 million, or 16%, was attributable to acquisitions completed in 2012.

●	$13.0 million, or 5%, was due to growth in our existing businesses primarily attributable to a favorable change in sales mix and increased IME service volumes.

Selling, general and administrative. SGA expenses were $67.3 million for the six months ended June 30, 2013 compared to $56.4 million for the six months ended June 30, 2012, an increase of $10.9 million, or 19%. The increase in SGA expenses over the 2012 period was due to the following:

●	$5.7 million, or 10%, was attributable to acquisitions completed in 2012.

●

$5.2 million, or 9%, was primarily attributable to increased personnel expenses, including share-based compensation, and the remainder resulting primarily from increases in professional expenses, acquisition related transaction costs, bad debt expenses, computer related expenses and rent expenses.

Attachment B

The following table summarizes the fair values of our contingent consideration and reconciles the values to their locations within the consolidated balance sheets (amounts in thousands):

	December 31,	December 31,	June 30,
	2011	2012	2013	Location in Consolidated Balance Sheets
Current portion of seller note (i)	$484	$235	$242	Current portion of subordinated unsecured notes payable
Current portion of contingent earnout	91	91	94	Current portion of contingent earnout obligation
Long term portion of seller note (i)	505	300	309	Long-term subordinated unsecured notes payable, less current portion
Long term portion of contingent earnout	86	—	—	Long-term contingent earnout obligation, less current portion
Share component of seller note (i)	455	220	218	Additional paid-in capital
Total fair value of contingent consideration	$1,621	$846	$863

(i) The seller note portion represents a note issued to a seller relating to a 2009 acquisition which includes an equity component. The shares associated with this note were issued in 2009 with restrictions being released over several years, and cash payments being made according to schedule, both based on certain targets being met associated with the underlying purchase agreement.